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06006779

AB 3/28/06*

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR - 2 2006 WASH, D.C. 199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Exane, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 5th Avenue, 15th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Scott Eveleth (212) 634-5165
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MC 6/5

AFFIRMATION

I, J. Scott Eveleth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Exane, Inc. for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/27/2006
Date

President & CEO
Title

STATE OF NEW YORK

COUNTY OF NEW YORK

J. Scott Eveleth appeared before me and swore that he had signed this affirmation for the Company this 27th day of February 2006.

Notary Public

CHRISTINA ISOPO
Notary Public - State of New York
NO. 01IS6089813
Qualified in Queens County
My Commission Expires 3-31-07

EXANE, INC.
(A Wholly-Owned Subsidiary of Exane S.A.)
(SEC I.D. No. 8-49569)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Exane S.A.

We have audited the accompanying statement of financial condition of Exane, Inc. (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Exane, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2006

EXANE, INC.

(A Wholly-Owned Subsidiary of Exane S.A.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$17,020,954
Receivables:	
Brokers, dealers and clearing organizations	7,960,154
Affiliate	1,089,533
Customers	1,647,129
Securities owned, at market value	3,277,326
Furniture, equipment, and leasehold improvements—At cost (less accumulated depreciation and amortization of $1,268,503)	1,889,097
Deferred tax asset	428,201
Prepaid and other assets	1,401,317
TOTAL ASSETS	$34,713,711

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 4,676,307
Payables:	
Customers	6,745,248
Brokers, dealers and clearing organizations	1,647,129
Other	1,257,631
Deferred compensation plan	928,636
Total liabilities	15,254,951
SHAREHOLDER'S EQUITY:	
Common stock, .01 par value— 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	4,999,990
Retained earnings	14,458,760
Total shareholder's equity	19,458,760
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$34,713,711

See notes to statement of financial condition.

1. ORGANIZATION

Exane, Inc. (the "Company") is a wholly-owned subsidiary of Exane S.A. (the "Parent"). The Company is incorporated under the laws of the State of Delaware and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. The primary function of the Company is to serve the French and other European investment needs of U.S. institutional investors and the U.S. investment needs of French and other European institutional investors. The Company deals primarily in securities of European issuers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and short-term money market instruments. At December 31, 2005, such money market instruments totaled $2,560,562.

Securities Owned – Securities owned at December 31, 2005 consists of certificates of deposits with maturities greater than 90 days and money market mutual funds.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are carried at cost, less accumulated depreciation and are depreciated using the straight-line basis generally using estimated useful lives of three to five years. Leasehold improvements are carried at cost, less accumulated depreciation and are depreciated using the straight-line basis over the lesser of the life of the lease and the useful life of the asset.

Receivables from and Payables to Brokers and Dealers—Receivables from brokers and dealers primarily consist of securities failed to deliver and customer transactions cleared through another U.S. broker dealer or foreign entity. Payables to brokers and dealers primarily consist of securities failed to receive.

Receivables from and Payables to Customers—The amounts reported in the statement of financial condition represent balances receivable from and payable to customers in connection with cash transactions. The receivables are collateralized by securities failed by others for delivery to the Company, the value of which is reflected in the accompanying statement of financial condition.

Translation of foreign currency – Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

Use of Estimates—In presenting the financial statement in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December

31, 2005. An example of an estimate is deferred tax. Therefore, actual results could differ from those estimates, resulting in a material impact to the statement of financial condition.

3. RELATED PARTY TRANSACTIONS

The Company executes, clears and custodies its securities transactions through another U.S. broker-dealer or a foreign affiliate. Most of their transactions are denominated in foreign currencies. The statement of financial condition reflects the following related party balances as of December 31, 2005:

Receivable from affiliate	1,089,533
Receivable from brokers and dealers	6,745,248

The receivable from affiliate balance represents the net commission fees receivable as of December 31, 2005.

4. INCOME TAXES

The Company has recorded a deferred tax asset of $428,201, which primarily relates to timing differences in the recognition of expenses from the Phantom Share Ownership Plan (See Note 5). A valuation allowance pertaining to this asset is not required.

5. EMPLOYER BENEFIT PLAN AND STOCK COMPENSATION PLAN

401(k) Retirement Plan—The Company maintains a 401(k) retirement plan (the "Plan") covering substantially all of the employees of the Company. The Company's contribution to the Plan is based on a percentage of employees' contributions.

Defined Benefit Pension Plan—The Company maintains a defined benefit pension plan (the "Pension Plan"). The Pension Plan provides death and retirement benefits to all eligible employees. It is the Company's policy to fund the Pension Plan to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees must be 18 years old and have a minimum of one year of service to be eligible for the Pension Plan.

The plan has less than six years of investing history and has been very conservative in its approach to investing during its first few years. Therefore, at this stage the long term rate of return on assets is based on long term historical returns on both fixed income and equity investments rather than actual plan history. Averaging the historical returns (3% - 5% for long term government bonds and 8% - 12% for broad US equity indexes) in proportion to the plans investing goals served as the basis for the rate of return used for the year ended December 31, 2005.

For the year ending December 31, 2006, the expected pension contribution is $400,000. This amount includes $100,000 to provide an ancillary death benefit through the purchase of individual whole life insurance policies. With the exception of death benefit payments, no benefit payments are expected between 2005 and 2010. Expected payments for the five years subsequent to 2010 are $254,280.

A reconciliation of the beginning and ending balances of the benefit obligation is as follows:

Benefit obligation, beginning of year	$ 1,310,282
Service cost	478,643
Interest cost	74,572
Actuarial loss	206,334
Insurance premiums	(98,811)
Benefits paid	(119,591)
Benefits obligation, end of year	$ 1,851,429

A reconciliation of the beginning and ending balances of the fair value of plan assets is as follows:

Fair value, beginning of year	$ 1,092,850
Actual return on plan assets	70,056
Employer contribution	478,204
Insurance premiums	(98,811)
Benefits paid	(119,591)
Fair value, end of year	$ 1,422,708

The financial status for fiscal 2005 is as follows:

Funded status	$ (428,721)
Unrecognized net actuarial loss	389,445
Unrecognized prior service cost	96,926
(Accrued)/Prepaid pension cost	$ 57,650

The following table sets forth the weighted average assumptions used to determine the benefit obligation at December 31, 2005:

Discount rate	5.75%
Expected return on plan assets	6.00%
Rate of compensation increase	3%

The following table sets forth the weighted-average assumptions used to determine the net periodic cost at the beginning of the period ended December 31, 2005:

Discount rate	6.00%
Expected return on plan assets	6.00%
Rate of compensation increase	3%

Components of net periodic benefit cost for the year ended December 31, 2005 are as follows:

Service cost	$ 478,643
Interest cost	74,572
Expected return on plan assets	(73,365)
Amortization of prior year service cost	10,770
Recognized net actuarial loss	9,308
Net periodic benefit cost	$ 499,928

Amounts related to statement of financial condition:

Accrued benefit liability	(110,053)
Intangible Asset (Unrecognized Prior Service Cost)	96,926
Accumulated Other Comprehensive Income	70,777
Net amount recognized	$ 57,650

Exane, Inc. 2002 Phantom Share Ownership Plan—On January 2, 2002, the Company established a deferred compensation plan. The Exane, Inc. 2002 Phantom Share Ownership Plan (the "Phantom Share Plan") was designed for employees as a method of deferring annual bonus compensation and receiving a return approximating the return results of the Parent's ownership equity. The employees elect to receive Phantom Share Units for which the ultimate value is linked to the unit share price of the Fonds Commun de Placement d'Enterprise named "Actionariat Salarie d'Exane" as created in 2000 under the Exane Employee Share Ownership Plan. The Phantom Share Plan terminates on or after December 31, 2005. Phantom Share Plan liability at December 31, 2005 was $929,636.

6. COMMITMENTS AND CONTINGENCIES

Leases—The Company occupies office space under non-cancelable lease with initial or remaining terms approximately five years. Future minimum payments are as follows:

2006	617,830
2007	617,830
2008	617,830
2009	617,830
2010 and thereafter	6,792,224
	$9,263,544

The Company cancelled its previous lease agreement and entered into a new lease agreement in the last quarter of 2005. The new lease will be for fifteen years.

Guarantees—The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by

the Company that are unable to satisfy the terms of their contracts. The Company's liability under this agreement is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

8. OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers, brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-l"), which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2005, net capital of $13,896,356 exceeded the required net capital minimum of $250,000 by $13,646,356.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2006

Exane, Inc.
640 Fifth Ave. 15th FL
New York, New York 10019

In planning and performing our audit of the financial statements of Exane, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the Company's internal control structure:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and this report of such condition does not modify our opinion dated February 27, 2006 on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the Company, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP